UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 63369/November 24, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-14101

In the Matter of	:	
	:	
SPENDTHRIFT FARM, INC.,	:	
SPORT OF KINGS, INC.,	:	ORDER MAKING FINDINGS AND
SPORTSEND, INC.,	:	REVOKING REGISTRATIONS
STACEY'S BUFFET, INC.,	:	BY DEFAULT
STAR PARTNERS, LTD.,	:	
STERLING EQUITY HOLDINGS, INC.,	:	
STERLING FINANCIAL CORP., and	:	
STORAGE @CCESS TECHNOLOGIES, INC.	:	
(n/k/a BLUEPOINT DATA, INC.)	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on October 27, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents are each corporations with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file required periodic reports.

The Office of the Secretary and the Division of Enforcement have provided evidence that all Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by November 1, 2010. Respondents' Answers were due ten days from the date of service. See OIP at 4; 17 C.F.R. § 201.220(b). To date, no Respondent has filed an Answer and the time for filing has expired.

Since none of the Respondents has filed an Answer or otherwise defended the proceeding, they are in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the following allegations of the OIP are deemed to be true as to each, with official notice taken of the public official records found in the Commission's EDGAR database of each Respondent discussed below. See 17 C.F.R. §§ 201.155(a), .323.

Spendthrift Farm, Inc. (CIK No. 729499), is a void Delaware corporation located in Tulsa, Oklahoma, with a class of securities registered with the Commission pursuant to

Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended June 30, 1993, which reported a net loss of $18,539 for the prior twelve months.

Sport of Kings, Inc. (CIK No. 317191), is a void Delaware corporation located in Atlantic Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended August 31, 1994, which reported a net loss of over $2.8 million for the prior nine months.

Sportsend, Inc. (CIK No. 857132), is a Nevada corporation located in Clearwater, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended October 31, 2001, which reported a net loss of $123,959 for the prior nine months. As of October 25, 2010, the company's stock (symbol SPSD) was traded on the over-the-counter markets.

Stacey's Buffet, Inc. (CIK No. 831984), is a dissolved Florida corporation located in Clearwater, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 25, 1998, which reported a net loss of over $2.24 million for the prior three months. On June 17, 1998, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Middle District of Florida, which was converted to Chapter 7 on December 10, 1998, and the case was terminated on October 31, 2001. As of October 25, 2010, the company's stock (symbol SBUFQ) was traded on the over-the-counter markets.

Star Partners, Ltd. (CIK No. 820760) is a revoked Florida limited partnership located in Winter Park, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1992, which reported a net loss of $303,217 for the prior twelve months.

Sterling Equity Holdings, Inc. (CIK No. 1160544), is a revoked Nevada corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2005, which reported a net loss of $585,900 for the prior twelve months.

Sterling Financial Corp. (CIK No. 94140) is a dissolved Illinois corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1996, which reported a net loss of $46,861 for the year ended December 31, 1995. On October 16, 1995, the U.S. District Court for the Western District of Missouri permanently enjoined the company from violations of Exchange Act Section 13(a) and Rule 13a-1 thereunder. The company has violated that injunction.

Storage @ccess Technologies Inc. (n/k/a Bluepoint Data, Inc.) (CIK No. 1136395) is a Yukon Territories, Canada, corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on April 26, 2002, which reported a net loss of over $18.2 million for the prior twelve months ended December 31, 2001. As of October 25, 2010, the company's stock (symbol BLPXF) was traded on the over-the-counter markets.

In addition to their repeated failures to file timely periodic reports, Respondents have also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, each Respondent failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of these Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Spendthrift Farm, Inc., Sport of Kings, Inc., Sportsend, Inc., Stacey's Buffet, Inc., Star Partners, Ltd., Sterling Equity Holdings, Inc., Sterling Financial Corp., and Storage @ccess Technologies Inc. (n/k/a Bluepoint Data, Inc.) are hereby REVOKED.

Robert G. Mahony
Administrative Law Judge